SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ____ )*


                             GENERAL DEVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 369514 20 3000
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369514 20 3000                 13D                   Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Halter Capital Corporation
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,293,810
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,293,810
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,293,810
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     63.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369514 20 3000                 13D                   Page 3 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kevin B. Halter
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,293,810
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,293,810
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,293,810
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     63.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369514 20 3000                 13D                   Page 4 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kevin B. Halter, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,293,810
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,293,810
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,293,810
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     63.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------
                          Filed Pursuant to Rule 13d-1

ITEM 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of General Devices, Inc., a Delaware corporation (the "Issuer") and is being filed by Halter Capital Corporation, a Texas corporation (the "Reporting Person"). The Issuer's principal executive offices are located at 376 Main Street, Bedminster, New Jersey 07921.


ITEM 2.  Identity and Background.

         (a) Name. The name of the Reporting Person is Halter Capital Corporation. The Reporting Person is owned and managed by Kevin B. Halter and Kevin B. Halter, Jr.

         (b) Business Address. The business address for the Reporting Person is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

         (c) Occupation and Employment. The Reporting Person is a financial consulting company.

 (d) and (e)      Proceedings.  During the previous five (5) years, the
                  Reporting  Person  has  not  been  convicted  in any  criminal
                  proceeding    (excluding   traffic   violations   or   similar
                  misdemeanors)  nor has the  Reporting  Person  been party to a civil  proceeding  of a  judicial  or  administrative  body of
                  competent   jurisdiction  such  that,  as  a  result  of  such
                  proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. The Reporting Person is a Texas corporation. Messrs. Halter are both citizens of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person is the beneficial owner of 2,293,810 shares (the "Shares") of the Issuer's Common Stock which it acquired pursuant to the terms of a Stock Purchase Agreement, dated September 26, 2005 (the "Agreement"), among the Reporting Person, and the Sellers consisting of Asset Value Limited Partnership, J. Steven Emerson and G. Tyler Runnels. Pursuant to the Agreement, the Reporting Person paid the Sellers cash in the amount of $498,199.47 for the Shares. The Agreement was closed on October 18, 2005.

ITEM 4.  Purpose of Transaction.

         The Shares were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

         The Reporting Person does not have any current plans or proposals which would relate to or would result in:

         o any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; provided, however, that the Reporting Person and the Issuer may seek to identify one or more operating companies for an acquisition in which the Issuer would be the surviving company;
         o a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
         o any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         o any material change in the present capitalization or dividend policy of the Issuer;
         o        any  other  material  change  in  the  Issuer's   business  or
                  corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
         o        changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
         o causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         o a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         o        any action similar to any of those enumerated above.

         The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.  Interests in Securities of the Issuer.

         (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 2,293,810 shares of Common Stock of the Issuer, representing approximately 63.8% of the class.

         (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

         (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

         (d)      Certain Rights of Other Persons. Not applicable.

         (e)      Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

         The  Reporting   Person  does  not  have  any  contract,   arrangement,
understanding  or  relationship   with  respect  to  securities  of  the  Issuer
including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  Material to be Filed as Exhibits.

         No.      Document
         ---      --------

         1.       Stock Purchase Agreement

         2.       Joint Filing Agreement

         After reasonable inquiry, and to the best of the Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  October 20, 2005

                                                   HALTER CAPITAL CORPORATION



                                                   By: /s/ Kevin B. Halter
                                                      --------------------------
                                                      Kevin B. Halter, President


                     Attention: Intentional misstatements or
                      omissions of fact constitute Federal
                  criminal violations (See 18 U.S.C. ss. 1001).

                                INDEX OF EXHIBITS
                                -----------------


No.      Document
---      --------

1.       Stock Purchase Agreement

2.       Joint Filing Agreement

                                    EXHIBIT 1

                            STOCK PURCHASE AGREEMENT



         STOCK PURCHASE AGREEMENT, dated as of September 26, 2005 (this "Agreement"), by and among ASSET VALUE FUND LIMITED PARTNERSHIP, J. STEVEN EMERSON and G. TYLER RUNNELS ("Sellers"); and HALTER CAPITAL CORPORATION, a Texas corporation ("Purchaser").

                               W I T N E S S E T H

         WHEREAS, Sellers desire to sell to Purchaser a total of 2,293,810 shares (the "Shares") of the common stock, par value $0.01 (the "Common Stock") of General Devices, Inc., a Delaware Corporation (the "Company"), representing 63.8% of the Company's issued and outstanding shares of the Common Stock of the Company, on the terms and conditions set forth in this Stock Purchase Agreement ("Agreement"), and

         WHEREAS, Purchaser desires to buy the Shares on the terms and conditions set forth herein, and

         NOW THEREFORE, in consideration of the promises and respective mutual agreements herein contained, it is agreed by and between the parties hereto as follows.

                                       1.
                         SALE AND PURCHASE OF THE SHARES

         a. Sale of the Shares. Subject to the terms and conditions herein set forth, on the basis of the representations, warranties and agreements herein contained, at the Closing Sellers shall sell, assign, transfer and deliver the Shares to Purchaser, and Purchaser will purchase the Shares from the Sellers, in the following respective amounts:

                         Seller                           Number of Shares
                         ------                           ----------------

         Asset Value Fund Limited Partnership                1,580,971
         G. Tyler Runnels                                      147,748
         J. Steven Emerson                                     565,091
                                                             ---------
                                                             2,293,810

         b. The Closing. The purchase and sale of the Shares (the "Closing") shall take place at such place as Purchaser and Sellers may mutually agree ten
(10) days  following  the mailing of the Rule 14f-1  Statement,  as set forth in
Section 5.3(a), or such later date as Purchaser and Seller may mutually agree, herein referred to as the "Closing Date".

         c. Consideration and Payment for the Shares. In consideration for the Shares, Purchaser shall pay to the Sellers a total purchase price equal of $498,199.47 (the "Purchase Price"), which shall be paid as follows:

                         Name                               Amount

         Asset Value Fund Limited Partnership            $343,375.83
         G. Tyler Runnels                                  32,089.83
         J. Steven Emerson                                122,733.81
                                                         -----------
                                                         $498,199.47

         d. Conditions to Closing. Purchaser's obligation to close shall be conditional upon the completion to Purchaser's satisfaction of the following matters:

         i.  Completion  to  Purchaser's   satisfaction  of  its  due  diligence
examination of the books, records and properties of the Company;

         ii. Execution and delivery by G. Tyler Runnels of stock purchase agreements pursuant to which he will deliver and sell a total of 200,000 shares of common stock to third-party purchasers;

         iii. The Company being in good standing and existence under Delaware law with all franchise taxes current;

         iv. The Company shall have unrestricted cash on deposit in a Company bank account of at least $53,000.00; and

         v. As of the Closing Date, the Company shall have no liabilities, except for the Assumed Liabilities.

                                       2.
                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

         The Sellers severally and not jointly represent, warrant and undertake to the Purchaser that, except as set forth in the Disclosure Schedule:

         a. Transfer of Title. i. Sellers are the record and beneficial owners of the Shares, free and clear of all liens, security interests, pledges, encumbrances, charges, restrictions, demands and claims, of any kind or nature whatsoever, whether direct or indirect or contingent, except for any restriction on resale under federal and state securities laws.

         ii. Agreement's Validity. This Agreement has been duly executed and delivered by Sellers and constitutes a legal, valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

         iii. No Preemptive Rights; Valid Issuance. The Shares are not subject to any contractual preemptive rights, tag-along rights, or similar rights granted by Sellers.

         b. No Governmental Action Required. Except for the filing of reports with the Securities and Exchange Commission ("SEC") of the reports and other documents set forth in Section 5.3 herein), the execution and delivery by the Sellers of this Agreement does not and will not, and the consummation by Sellers of the transactions contemplated hereby will not, require any action by or in respect of, or filing with, any governmental body, agency or governmental official.

         c. Compliance with Applicable Law and Corporate Documents. The execution and delivery by the Sellers of this Agreement does not and will not, and the sale by the Sellers of the Shares and the consummation of the other transactions contemplated by this Agreement do not and will not violate any provision of applicable law or regulation or breach any agreement, judgment, injunction, order, decree or other instrument binding upon the Sellers or any of their assets, or result in the creation or imposition of any lien on any asset of the Sellers.

         d. Not a Voting Trust: No Proxies. None of the Shares are or prior to the Closing Date will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to the Shares. Except as provided in this Agreement, no Seller is a party to any agreement which offers or grants to any person the right to purchase or acquire any of the Shares.

         e. Survival of Representations. The representations and warranties herein by the Sellers will be true and correct in all material respects on and as of the Closing Date with the same force and effect as though said representations and warranties had been made on and as of the Closing Date and will survive the Closing Date as provided in Section 7.3(b).

         f. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission payable Sellers in connection with the transactions contemplated by this Agreement.

                                       3.
           REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

         Seller  Asset  Value  Fund  Limited   Partnership  ("AVF")  represents,
warrants and undertakes to the Purchaser that, except as set forth on the Disclosure Schedule:

         a. Due Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to own, lease, use, and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. The Company has one subsidiary, GD Merger Sub, Inc., an inactive Delaware corporation. The Company is not qualified to conduct business in any jurisdiction other than the States of Delaware and New Jersey.

         b. Authorized Capital, No Preemptive Rights, No Liens; Anti-Dilution. The authorized capital of the Company is 12,000,000 shares of Common Stock, par value $0.01 per share. The issued and outstanding capital stock of the Company is 3,597,922 shares of Common Stock. All of the shares of capital stock have been duly authorized, validly issued, and are fully paid and non-assessable. No shares of capital stock of the Company are subject to preemptive rights or similar rights of the stockholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company, or otherwise. As of the date hereof (i) there are no outstanding options, warrants, convertible securities, scrip, rights to subscribe for, puts, calls, rights of first refusal, tag-along agreements, nor any other agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act of 1933, and
(iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in the Company's certificate of incorporation or bylaws or in any agreement providing rights to security holders) that will be triggered by the transactions contemplated by this Agreement. The Company has furnished to Purchaser true and correct copies of the Company's certificate of incorporation and bylaws.

         c. Compliance with Applicable Law and Corporate Documents. To the best of AVF's knowledge, the Company is in compliance with and conforms to all statutes, laws, ordinances, rules, regulations, orders, restrictions and all other legal requirements of any domestic or foreign government or any instrumentality thereof having jurisdiction over the conduct of its businesses or the ownership of its properties, except where the failure to so comply would not have a material adverse effect on the business of the Company. The execution and delivery by Sellers of this Agreement does not and will not, and the sale by Sellers of the Shares and the consummation of the other transactions contemplated by this Agreement do not and will not, breach any agreement, judgment, injunction, order, decree or other instrument binding upon the Company or any of its assets, or result in the creation or imposition of any lien on any asset of the Company, except for breaches or liens that will not have a material adverse affect on the business of the Company.

         d. Financial Statements. (a) The Purchaser has received a copy of the audited financial statements of the Company for the fiscal year ended December 31, 2004 and the unaudited financial statements for the six months ended June 30, 2005 ("Financial Statements"). The Financial Statements fairly present the financial condition of the Company at the dates indicated and its results of their operations and cash flows for the periods then ended. (b) Since June 30, 2005 (the "Balance Sheet Date"), there has been no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operations or prospects, of the Company, whether as a result of any legislative or regulatory change, revocation of any license or rights to do business, fire, explosion, accident, casualty, labor trouble, flood, drought, riot, storm, condemnation, act of God, public force or otherwise and no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operation or prospects, of the Company except in the ordinary course of business. (c) Since the Balance Sheet Date, the Company has not suffered any damage, destruction or loss of physical property (whether or not covered by insurance) affecting its condition (financial or otherwise) or operations (present or prospective), nor has the Company issued, sold or otherwise disposed of, or agreed to issue, sell or otherwise dispose of, any capital stock or any other security of the Company and has not granted or agreed to grant any option, warrant or other right to subscribe for or to purchase any capital stock or any other security of the Company or has incurred or agreed to incur any indebtedness for borrowed money.
(d) The Financial Statements are contained in the Company's reports and other documents filed with the SEC since the Company's formation (the "SEC Reports"). The SEC Reports are (i) accurate and complete, (ii) are not subject to any outstanding SEC comment letters or inquiries, and (iii) do not contain any false statement of fact or fail to state any fact necessary to make the facts stated therein not misleading.

         e. No Litigation. The Company is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending or threatened governmental investigation. The Company is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

         f. No Taxes. All United States federal, state, county, municipality local or foreign income Tax returns and all other material Tax returns (including information returns) that are required, or have been required, to be filed by or on behalf of the Company have been or will be filed as of the Closing Date and all Taxes due pursuant to such returns or pursuant to any assessment received by the Company have been or will be paid as of the Closing Date. The charges, accruals and reserves on the books of the Company in respect of taxes or other governmental charges have been established in accordance with the tax method of accounting. All returns that have been filed relating to Tax are true and accurate in all material respects. No audit, action, suit, proceeding or other examination regarding taxes for which the Company may have any liability is currently pending against or with respect to the Company and neither AVF nor the Company has received any notice (formally or informally) of any audit, suit, proceeding or other examination. No material adjustment relating to any Tax returns, no closing or similar agreement have been entered into or issued or have been proposed (formally or informally) by any tax authority (insofar as such action relate to activities or income of or could result in liability of the Company for any Tax) and no basis exists for any such actions. The Company has not changed any election, adopted or changed any accounting method or period, filed any amended return for any Tax, settled any claim or assessment of any Tax, or surrendered any right to claim any refund of any Tax, or consented to any extension or waiver of the statute of limitations for any Tax.

         g. Conduct of the Business. From and after the date of this Agreement until the Closing Date:

         i. The Company has continued to be operated in the usual and ordinary manner in which its business has been conducted in the past and during such period. The Company has not made any expenditures or entered into any commitments which, when compared to past operations of its business, are unusual or extraordinary or outside the scope of the normal course of routine operations;

         ii. The Company has used its best efforts to maintain the good will associated with its business, and the existing business relationships with its agents, customers, lessors, key employees, suppliers and other persons having relations with it;

         iii. The Company has not entered into any contract, agreement or action, or relinquished or released any rights or privileges under any contracts or agreements, the performance, violation, relinquishment or release of which could, on the date on which such contract or agreement was entered into, or such rights or privileges were relinquished or released, be reasonably foreseen to have a material adverse effect on the business of the Company;

         iv. The Company has not made, or agreed to make, any acquisition of stock or assets of, or made loans to, any person not in the ordinary course of business;

         v. The Company has not sold or disposed of any assets or created or permitted to exist any encumbrance on its assets except (x) in the ordinary course of business and which could not, on the date of such sale, disposition, creation or permission, be reasonably foreseen to have a material adverse effect or (y) as otherwise permitted by this Agreement;

         vi. The Company has kept true, complete and correct books of records and accounts with respect to its business, in which entries will be made of all transactions on a basis consistent with past practices and in accordance with the tax method of accounting consistently applied by the Company;

         vii. The Company has paid current liabilities as and when they became due and has paid or incurred no fees and expenses not in the ordinary course of its business;

         viii. There has been no declaration, setting aside or payment of any dividend or other distribution in respect of any Shares or any other securities of the Company (whether in cash or in kind);

         ix. The Company has not redeemed, repurchased, or otherwise acquired any of its securities or entered into any agreement to do so;

         x. The Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees;

         xi. The Company has not made or pledged to make any charitable or other capital contribution outside the ordinary course of business; and

         xii. There has not been any other occurrence, event, incident, action, failure to act or transaction outside the ordinary course of business that would have a material adverse effect on the business of the Company.

         h. Liabilities.

         i. Except as set forth in the Financial Statements, the SEC Reports, and the liabilities set forth on Schedule 3.8 (the "Assumed Liabilities"), the Company has no liabilities or obligations.

         ii. Except as set forth in the Disclosure Schedule, since June 30, 2005, the Company has not:

                  a) subjected to encumbrance, or agreed to subject to encumbrance, any of its assets, tangible or intangible other than purchase money liens in the ordinary course of business on equipment used in the conduct of business and incurred to finance the purchase price of the equipment involved and which do not cover any other asset of the Company;

                  b) except as otherwise contemplated hereby, engaged in any transactions affecting its business or properties not in the ordinary course of business consistent with past practice or suffered any extraordinary losses or waived any rights of substantial value except in the ordinary course of business; or

                  c) other than in the ordinary course of business consistent with past practice, granted or agreed to grant, or paid or agreed to pay any increase in the rate of wages, salaries, bonuses or other remuneration of any officer, director or consultant of the Company or any increase of 5% or more in the rate of wages, salaries, bonuses or other remuneration of any non-officer/director or employee or become a party to any employment contract or arrangement with any of its directors, officers, consultants or employees or become a party to any contract or arrangement with any director, officer, consultant or employee providing for bonuses, profit sharing payments, severance pay or retirement benefits, other than as set forth in any Exhibit or Schedule hereto.

         i. ERISA Compliance. The Company maintains no "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), under which the Company has any current or future obligation or liability or under which any employee of the Company has any current or future right to benefits.

         j. Insurance. The Disclosure Schedule includes a true and correct list of all policies or binders of insurance of the Company in force, specifying the insurer, policy number (or covering note number with respect to binders) and amount thereof and describing each pending claim thereunder. Such policies are in full force and effect. The Company is not in default with respect to any provisions contained in any such policy or binder, nor are there any current claims that it has failed to give any required notice of or present any claim required to be presented under any such policy or binder in due and timely fashion that would have a material adverse effect on the business of the Company. There are no outstanding unpaid claims under any such policy or binder, or claims for worker's compensation. The Company has not received notice of cancellation or non-renewal of any such policy or binder.

         k. Consents. The Disclosure Schedule lists all consents ("Consents") of third parties required to be obtained as a result of the change of control of the Company hereby.

         l. Agreements. Except as set forth in the Disclosure Schedule or the SEC Reports, the Company is not a party to any material agreement, loan, credit, lease, sublease, franchise, license, contract, commitment or instrument. The Disclosure Schedule identifies every loan or credit agreement, and every fully or partially executory agreement or purchase order pursuant to which the Company is obligated to deliver goods or perform services, pay for goods, services or other property, or repay any loan, including, without limitation, any agreement with present or former officers, directors, consultants, agents, brokers, vendors, customers and/or dealers of any nature. True, correct and complete copies of all such agreements have been delivered to Purchaser. The Company is not in default under any such agreement, loan, credit, lease, sublease, franchise, license, contract, commitment, instrument or restriction, the default under which would result in a material adverse effect on the business of the Company.

                                       4.
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Unless specifically stated otherwise, Purchaser represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

         a. Agreement's Validity. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

         b. Investment Intent. Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof in violation of any U.S. federal or state securities laws.

         c. Restricted Securities. Purchaser understands that the Shares have not been registered pursuant to the Securities Act or any applicable state securities laws, that the Shares will be characterized as "restricted securities" under federal securities laws, and that under such laws and applicable regulations the Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

         d.  Legend.   It  is  agreed  and  understood  by  Purchaser  that  the
Certificates representing the Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

          THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION ACCOMPANIED BY AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

         e. Disclosure of Information. Purchaser acknowledges that it has been furnished with information regarding the Company and its business, assets, results of operations, and financial condition to allow Purchaser to make an informed decision regarding an investment in the Shares. Purchaser represents that it has had an opportunity to ask questions of and receive answers from the Company regarding the Company and its business, assets, results of operation, and financial condition.

                                       5.
                            COVENANTS OF THE PARTIES

         a. Notices and Consents. AVF will, and will cause the Company to, give any notices to third parties, and AVF will use its best efforts, and will cause the Company to use its best efforts, to obtain any third-party Consents that the Purchaser reasonably may request to consummate the transactions contemplated hereby. Each of the Parties will (and AVF will cause the Company to) give any notices to, make any filings with, and use its best efforts to obtain any required authorizations, Consents, and approvals of governmental bodies.

         b. Transition. Between the date of this Agreement and the Closing Date, AVF will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company from maintaining the same business relationships with the Company after the Closing as it maintained with the Company prior to the Closing. AVF will refer all customer inquiries relating to the business of the Company to the Purchaser from and after the Closing.

         c. SEC Filings. i. Purchaser shall prepare, and AVF shall, subject to AVF's review, cause the Company to file with the SEC and transmit to all holders of record of its securities, a Statement under Rule 14f-1 under the Securities Exchange Act of 1934 (the "Exchange Act") disclosing the change to the Board of Directors described in Section 6.2(c)(i) at least ten (10) days prior to the Closing Date.

         ii. Within four (4) business days following the Closing Date, Purchaser shall cause the Company to file a Form 8-K disclosing the change of control effected under this Agreement; and

         iii. Sellers and Purchaser shall timely file all reports and other documents required to be filed under Sections 13 and 16 of the Exchange Act.

         d. Liabilities. Prior to Closing the Company shall have fully paid or satisfied all of its liabilities and obligations, except for the Assumed Liabilities.

                                6. - THE CLOSING

         a.  Deliveries.   The  Closing  shall  occur  as  a  single  integrated
transaction, as follows.

         i. Delivery by Sellers. Sellers shall deliver to Purchaser:

                  a) Certificates representing the Shares with duly executed stock powers with signatures medallion guaranteed in form and substance satisfactory to Purchaser;

                  b) copies of all books, records and documents relating to the Company, including the corporate records and stock records of the Company;

                  c) any other such instruments, documents and certificates as are reasonably requested to be delivered by Sellers or their representatives pursuant to the provisions of this Agreement;

                  d)       the Consents;

                  e)       the Disclosure Schedule;

                  f) evidence of the satisfaction of all conditions set forth in Section 1.4; and

                  g) resignations of the incumbent directors and officers of the Company, effective upon the Closing Date, and a resolution of the incumbent directors appointing Pam J. Halter and Kevin Halter, Jr., as the new directors of the Company, effective upon the Closing Date.

         ii. Delivery by Purchaser. Purchaser shall deliver to Sellers:

                  a) The Purchase Price in U.S. currency by wire transfer to bank accounts designated in writing by the Sellers or by delivery of cashier's checks; and

                  b) copies of resolutions of the Board of Directors of Purchaser approving the terms of the Agreement and the execution of this Agreement by the Purchaser.

                                       7.
                                 INDEMNIFICATION

         a. Purchaser Claims. Sellers shall severally and not jointly indemnify and hold harmless Purchaser, its successors and assigns, against, and in respect of any and all damages, claims, losses, liabilities, and expenses, including without limitation, legal, accounting and other expenses, which may arise out of: (a) any material breach or violation by Sellers of any covenant set forth herein or any failure to fulfill any obligation set forth herein; (b) any material breach of any of the representations or warranties made in this Agreement by Sellers; or (c) any claim by any Person for any brokerage or finder's fee or commission in respect of the transactions contemplated hereby as a result of Sellers' dealings, agreement, or arrangement with such Person.

         b. Sellers Claims. Purchaser shall indemnify and hold harmless Sellers against, and in respect of, any and all damages, claims, losses, liabilities, and expenses, including without limitation, legal, accounting and other expenses, which may arise out of: (a) any material breach or violation by Purchaser of any covenant set forth herein or any failure to fulfill any obligation set forth herein, including, but not limited to, the obligation to satisfy the Assumed Liabilities; (b) any material breach of any of the representations or warranties made in this Agreement by Purchaser; or (c) any claim by any Person for any brokerage or finder's fee or commission in respect of the transactions contemplated hereby as a result of Purchaser's dealings, agreement, or arrangement with such Person.

         c. Indemnification Procedures. i. The amount of any liability under this Article 7 shall be computed net of any tax benefit to the parties from the matter giving rise to the claim for indemnification hereunder and net of any insurance proceeds received by a party with respect to the matter out of which such liability arose.

         ii. The representations and warranties contained in this Agreement, the Disclosure Schedule, or any certificate delivered by or on behalf of parties pursuant to this Agreement or in connection with the transactions contemplated herein shall survive the consummation of the transactions contemplated herein and shall continue in full force and effect for a period until the expiration of 90 days following receipt by the Company of its next audited financial statements ("Survival Period"). Anything to the contrary notwithstanding, the Survival Period shall be extended automatically to include any time period necessary to resolve a written claim for indemnification which was made in reasonable detail before expiration of the Survival Period but not resolved prior to its expiration, and any such extension shall apply only as to the claims so asserted and not so resolved within the Survival Period. Liability for any such item shall continue until such claim shall have been finally settled, decided, or adjudicated.

         iii. A party claiming indemnity shall provide written notice to the other parties of any claim for indemnification under this Article as soon as practicable; provided, however, that failure to provide such notice on a timely basis shall not bar the claimant's ability to assert any such claim except to the extent that a party is actually prejudiced thereby, provided that such notice is received during the applicable Survival Period. All parties shall make commercially reasonable efforts to mitigate any damages, expenses, etc. resulting from any matter giving rise to liability under this Article.

         iv. With respect to any claim by a party under this Article 7, relating to a third-party claim or demand, the parties shall provide each other with prompt written notice thereof and the party who may be liable for indemnity shall defend, in good faith and at its expense, by legal counsel chosen by it and reasonably acceptable to the other party any such claim or demand, and all other parties, at their expense, shall have the right to participate in the defense of any such third party claim. So long as a party is defending in good faith any such third-party claim, the other party shall not settle or compromise such third-party claim. In any event, all parties shall cooperate in the settlement or compromise of, or defense against, any such asserted claim.

                                       8.
                                  MISCELLANEOUS

         a. Entire Agreement. This Agreement and the Disclosure Schedule sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understanding related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied in this Agreement or the written statement, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not set forth.

         b. Notices. Any notice or communications hereunder must be in writing and given by depositing same in the United States mail addressed to the party to be notified, postage prepaid and registered or certified mail with return receipt requested or by delivering same in person. Such notices shall be deemed to have been received on the date on which it is hand delivered or on the third business day following the date on which it is mailed. For purpose of giving notice, the addresses of the parties shall be:

                  If to Sellers:
                                Asset Value Fund Limited Partnership
                                376 Main Street, P.O. Box 74
                                Bedminister, New Jersey 07921
                                Fax:  (908) 234-9355

                                J. Steven Emerson
                                1522 Hensley Avenue
                                Los Angeles, California 90027
                                Fax:  (310) 553-4187

                                G. Tyler Runnels 1999 Avenue of the
                                Stars Los Angeles, California 90067
                                Fax: (310) 201-2712

                  If to Purchaser or Company to:

                                Halter Capital Corporation
                                2591 Dallas Parkway, Suite 102
                                Frisco, Texas 75034
                                Fax: (469) 633-0099

         c. Governing Law. This Agreement shall be governed in all respects, including validity, construction, interpretation and effect, by the laws of the State of Delaware (without regard to principles of conflicts of law).

         d. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         e. Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed, or extended, and the terms hereof may be waived, only by a written instrument signed by authorized representatives of the parties or, in the case of a waiver, by an authorized representative of the party waiving compliance. No such written instrument shall be effective unless it expressly recites that it is intended to amend, supersede, cancel, renew or extend this Agreement or to waive compliance with one or more of the terms hereof, as the case may be. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power of privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

         f. Binding Effect; No Assignment, No Third-Party Rights. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of each of the parties hereto or by operation of law. This Agreement is for the sole benefit of the parties hereto and their permitted assigns, and nothing herein, expressed or implied, shall give or be construed to give to any person, including any union or any employee or former employee of Sellers, any legal or equitable rights, benefits or remedies of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

         g. Further Assurances. Each party shall, at the request of the other party, at any time and from time to time following the Closing Date promptly execute and deliver, or cause to be executed and delivered, to such requesting party all such further instruments and take all such further action as may be reasonably necessary or appropriate to carry out the provisions and intents of this Agreement and of the instruments delivered pursuant to this Agreement.

         h. Severability of Provisions. If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of the Agreement, or the application of such provision or portion of such provision to person or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision or portion of any provision as shall have been held invalid or unenforceable shall be deemed limited or modified to the extent necessary to make it valid and enforceable, in no event shall this Agreement be rendered void or unenforceable.

         i. Exhibits and Schedules. All exhibits annexed hereto, and all schedules referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth herein. Any matter disclosed on any schedule referred to herein shall be deemed also to have been disclosed on any other applicable schedule referred to herein.

         j. Captions. All section titles or captions contained in this Agreement or in any schedule or exhibit annexed hereto or referred to herein, and the table of contents to this Agreement, are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. All references herein to sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

         k. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Closing occurs, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions hereof and the consummation of the transactions contemplated.

         l. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement or completing any public filing with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange or quotation system, will not issue any such press release or make any such public statement prior to consultation.

         m. Release. Sellers, for themselves and their other family members, heirs, successors, and assigns (collectively the "Releasing Parties") hereby release, acquit, and forever discharge any and all claims and demands of whatever kind or character, whether vicarious, derivative, or direct, whether contingent or liquidated, or whether known or unknown, that he or they, individually, collectively, or otherwise, have or may have or assert or may assert against the Company; any subsidiary, affiliated, or related company, or other related entity; or any officer, director, fiduciary, agent, employee, representative, insurer, attorney, accountant, financial advisor, consultant, partner, or shareholder of the Company; or any successors and assigns of the Company, or the other entities, companies, partnerships, persons or parties just named (collectively the "Released Parties") based upon any theory of federal, state or local statutory or common law, the breach of any provision of any contract (express or implied), or with respect to any facts or circumstances that exist with respect to the relationship among the Company or the Releasing Parties, whether known or unknown, through the date of execution of this Agreement.

                          ***Signature Page Follows***

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of the date first written herein above.



                                             /s/ J. Steven Emerson
                                            ------------------------------------
                                            J. STEVEN EMERSON


                                             /s/ G. Tyler Runnels
                                            ------------------------------------
                                            G. TYLER RUNNELS


                                            ASSET VALUE FUND LIMITED PARTNERSHIP

                                            By: Asset Value Management, Inc.
                                               ---------------------------------
                                                General Partner



                                            By: /s/ Sue Ann Merrill
                                            ------------------------------------
                                            Name: Sue Ann Merrill
                                            Title: Chief Financial Officer




                                            HALTER CAPITAL CORPORATION



                                            By:  /s/ Kevin Halter
                                               ---------------------------------
                                                Kevin Halter, President

                                  SCHEDULE 3.8
                               Assumed Liabilities

         Printing and mailing expenses, transfer agent costs, and any other expense to prepare and distribute the Rule 14f-1 statement and any amendments thereto.

         Transfer agent fees of $500 per month beginning October 1, 2005.

         No others

                                  SCHEDULE 3.10

                                    INSURANCE





1.       Business Owners Policy
         Policy #: 13SBANJ3306
         Hartford Insurance Co. of Midwest
         Policy Period 05/31/05 - 05/31/06
         No claims outstanding


2.       Workers Compensation Policy
         Policy #: 13WECGK5100
         Hartford Underwriters Insurance Co.
         Policy Period 05/31/05 - 05/31/06
         No claims outstanding

                                    EXHIBIT 2

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of General Devices, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of October 19, 2005.

                                                 HALTER CAPITAL CORPORATION

                                                 By: /s/ Kevin B. Halter
                                                    ----------------------------
                                                    Kevin B. Halter, President


                                                  /s/ Kevin B. Halter
                                                 -------------------------------
                                                 Kevin B. Halter

                                                  /s/ Kevin B. Halter, Jr.
                                                 -------------------------------
                                                 Kevin B. Halter, Jr.